UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                          |X| ANNUAL REPORT PURSUANT TO
                              SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2002

             |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-26481

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          FINANCIAL INSTITUTIONS, INC.
                               220 Liberty Street
                                Warsaw, NY 14569

                              REQUIRED INFORMATION

A.  Financial Statements and Schedule                                       Page

    Independent Auditors' Report                                               1

    Financial Statements:
         Statement of Net Assets Available for Benefits
             at December 31, 2002 and 2001                                     2

         Statements of Changes in Net Assets Available for Plan Benefits
             for the Years Ended December 31, 2002 and 2001                    3

         Notes to Financial Statements                                         4

    Supplemental Schedule:
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        8


  Exhibits

    23       Consent of Independent Auditors

    99.1 Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CEO)

    99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CFO)

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date:  June 30, 2003                  /s/ Peter G. Humphrey
                                      ---------------------

                                      Peter G. Humphrey
                                      President and Chief Executive Officer

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

                        Financial Statements and Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

                                      Index

                                                                            Page

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits at December 31, 2002
  and 2001                                                                     2

Statements of Changes in Net Assets Available for Benefits for the years
  ended December 31, 2002 and 2001                                             3

Notes to Financial Statements                                                  4

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                 8

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN


                          Independent Auditors' Report

The Participants and Plan Administrator
   Financial Institutions, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of Financial Institutions, Inc. 401(k) Plan as of December 31, 2002 and 2001, and for the years then ended present fairly, in all material respects, the financial status of Financial Institutions, Inc. 401(k) Plan as of December 31, 2002 and 2001 and changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            /s/ KPMG LLP

June 20, 2003

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                               2002         2001
                                                          ------------   -----------
Assets:
     Investments, at fair value:
        Mutual funds                                       $14,257,058            --
        Financial Institutions, Inc. common stock              598,239            --
        Investments in pooled separate accounts (note 3)            --    14,770,897
     Participants loans                                        316,081       238,598
                                                           -----------   -----------
                 Total investments                          15,171,378    15,009,495
     Receivables:
        Employer contribution                                   14,795         5,292
        Participant contributions                               46,123        26,860
        Dividends                                               20,407            --
                                                           -----------   -----------
                 Total receivables                              81,325        32,152
                                                           -----------   -----------
                 Net assets available for benefits         $15,252,703    15,041,647
                                                           ===========   ===========

See accompanying notes to financial statements.

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001

                                                               2002            2001
                                                          -------------    ------------
Additions:
     Additions to net assets attributed to:
        Investment income (loss):
           Net depreciation in fair value of investments   $ (1,786,259)     (1,303,929)
           Interest from participant loans                       27,299          23,072
                                                           ------------    ------------
                 Total investment loss                       (1,758,960)     (1,280,857)
                                                           ------------    ------------
     Contributions and transfers:
        Transfers in from other plans                           618,609       4,023,612
        Participant                                           1,711,559       1,224,328
        Employer                                                730,363         550,176
                                                           ------------    ------------
                 Total contributions and transfers            3,060,531       5,798,116
                                                           ------------    ------------
                 Total additions                              1,301,571       4,517,259
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                         1,090,515       1,288,348
                                                           ------------    ------------
                 Net increase                                   211,056       3,228,911
Net assets available for benefits:
     Beginning of year                                       15,041,647      11,812,736
                                                           ------------    ------------
     End of year                                           $ 15,252,703      15,041,647
                                                           ============    ============

See accompanying notes to financial statements.

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)   Description of the Plan

      The following description of the Financial Institutions, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

      (a)   General

            The Plan is a defined contribution plan sponsored and administered by Financial Institutions, Inc. (the Company). All employees of the Company and its subsidiaries are eligible to participate in the Plan on the first of the month following the date of their employment and upon the attainment of age 20-1/2. Participants become eligible to receive the employer match following completion of one year of service, based on hire date anniversary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            During 2002, $551,689 in assets were transferred into the Plan from the Burke Group and $66,920 from the Avaca acquisition. During 2001, the Bath National Bank Defined Contribution Plan and the Bath National Bank 401(k) Retirement Plan were merged into the Plan. Total assets transferred as a result of the mergers were $4,023,612.

            Administration of the Plan is the responsibility of the executive committee (the Trustee) of the Company. Fidelity Investments Institutional Brokerage Group (the Custodian or Fidelity) holds the assets of the Plan and invests, controls, and disburses the funds of the Plan in accordance with the Plan agreement. In addition, during 2002 the Plan changed recordkeepers to the Burke Group (party-in-interest).

      (b)   Contributions

            Each year, participants may contribute up to 50% (15% in 2001) of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. During 2002, the Plan changed custodians from the Aetna Life Insurance and Annuity Company to Fidelity. Concurrently with the change in custodians the Plan investment options changed from pooled separate accounts managed by Aetna to various mutual funds managed by Fidelity. In addition, effective May 1, 2002 Plan participants were able to select the Company's common stock as an investment option for up to 25% of their total account balance. The Company matches 25% of a participant's contributions up to the first 8% of compensation. The Company may also make additional discretionary contributions ($453,676 in 2002 and $340,396 in 2001). Contributions are subject to certain limitations.

      (c)   Participant Accounts

            Each participant's account is credited with the participant's contributions, the Company's matching contributions, and all earnings thereon.

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

      (d)   Vesting

            Company and participant contributions, and all earnings thereon, are fully vested at the time of contribution.

      (e)   Payment of Benefits

            The participant's account balance will be distributed upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (IRC).

            When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant's account attributable to Company contributions is $5,000 or less, the form of the distribution is at the discretion of the administrator.

            Withdrawal of an active employee's before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Company.

      (f)   Participant Loans

            Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balances. Loan terms must have a definite repayment period not to exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participant's account and bear interest at 2% points above the prime rate published in the Wall Street Journal. Principal and interest are paid ratably through after-tax payroll deductions.

      (g)   Plan Expenses

            Substantially all expenses related to the administration and investment activity of the Plan are borne by the Company and are therefore not reflected in the accompanying financial statements.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Accounting

            The financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. In preparing these financial statements, the plan administrator has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes therein. Actual results may differ from those estimates.

      (b)   Investments

      All contributions made to the Plan may be invested in one or more investment options. The investments are carried at fair value. Transactions are accounted for on a trade date basis. Investment income includes interest, dividends and realized and unrealized gains and losses applicable to the plan shares in the funds. 5

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

            The investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the near term would materially effect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

      (c)   Participant Loans - Payment of Benefits

            Any unpaid loan balance at the time a participant withdraws from the Plan is presented as a benefit payment on the statement of changes in net assets available for benefits. All other benefits are recorded when paid.

(3)   Investments

      The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

      2002

      Federated Capital Preservation Institutional Fund   $4,321,859
      Fidelity Equity Income Fund                          1,274,566
      Franklin Capital Growth Class A Fund                 1,649,272
      Gabelli Westwood Balanced Retail C1 Fund               944,535
      Pimco Total Return Administrative Shares Fund        1,064,719
      W&R Accumulative Class Y Fund                        1,111,224

      2001

      Aetna Money Market VP                               $  926,486
      Aetna Balanced VP                                      977,182
      Aetna Fixed Account                                  4,312,607
      Aetna Growth and Income VP                           1,676,655
      PPI MFS Emerging Equities Portfolio                    876,010
      Fidelity VIP Equity-Income Portfolio                 1,561,219
      Fidelity VIP Growth Portfolio                        1,240,521
      PPI T. Rowe Price Growth Equity Portfolio              998,848

      Net appreciation (depreciation) in fair value of investments for the years ended December 31, 2002 and 2001 are as follows:

                                                      2002          2001
                                                  -----------    -----------
      Mutual funds                                $(1,771,272)            --
      Financial Institutions Inc., common stock       (14,987)            --
      Investments in pooled separate accounts              --     (1,303,929)
                                                  -----------    -----------
                                                  $(1,786,259)    (1,303,929)
                                                  ===========    ===========

                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(4)   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive their account balances.

(5)   Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 1999, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirement of the IRC.

(6)   Related-Party Transactions

      Certain plan investments are mutual managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Burke Group, a subsidiary company is the plan record-keeper (party-in-interest).

                                                                      Schedule 1
                          FINANCIAL INSTITUTIONS, INC.
                                   401(k) PLAN

            Schedule H, Line 4i - Schedule of Assets (Held at End of
                             Year) December 31, 2002

                                                                (c) Description of investment,
                  (b) Identity of issuer,                         including maturity date,
                     borrower, lessor,                        rate of interest, collateral, and             (d) Current
 (a)                  or similar party                              par, or maturity value                      value
------  ---------------------------------------------   ------------------------------------------------   -----------------
        Federated Capital Preservation
           Institutional Fund                                             Mutual fund                      $   4,321,859
  *     Fidelity Contrafund                                               Mutual fund                            320,683
  *     Fidelity Equity Income Fund                                       Mutual fund                          1,274,566
        Franklin Capital Growth Class A Fund                              Mutual fund                          1,649,272
        Gabelli Westwood Balanced Retail
           C1 Fund                                                        Mutual fund                            944,535
        Janus Mercury Fund                                                Mutual fund                            570,683
        Nations International Value
            Investor A Fund                                               Mutual fund                            289,726
        Oppenheimer Capital Appreciation
           Class A Fund                                                   Mutual fund                             57,576
        Oppenheimer Global Class A Fund                                   Mutual fund                            596,667
        Pimco Total Return Administrative
           Shares Fund                                                    Mutual fund                          1,064,719
        Spartan 500 Index Fund                                            Mutual fund                            185,532
        Spartan Extended Market Index Fund                                Mutual fund                             54,042
        Spartan Money Market Fund                                         Mutual fund                            738,841
        Van Kampen Comstock Class A Fund                                  Mutual fund                            175,386
        Van Kampen Equity and Income
            Class A Fund                                                  Mutual fund                            167,620
        W&R Accumulative Class Y Fund                                     Mutual fund                          1,111,224
        Wasatch Small Cap Growth Fund                                     Mutual fund                            726,973
  *     Fidelity Cash Reserves                                            Mutual fund                              7,154
  *     Financial Institutions, Inc.                                     Common stock                            598,239
        Participant loans                                   6.25% - 11.5%, fully secured by vested
                                                                 benefits, due 2003 through 2016                 316,081
                                                                                                           -------------
                                                                                                           $  15,171,378
                                                                                                           =============

  * Party-in-interest transaction.

See accompanying independent auditors'
report.